UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 14, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 14, 2012	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                     Date: September 14, 2012
12-39-TR

Teck Resources Named to Dow Jones Sustainability World Index

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) has been named to the 2012 Dow Jones Sustainability World Index (DJSI) for the third straight year, indicating that Teck’s sustainability practices rank in the top 10 per cent of companies in the resource industry worldwide.

“This achievement recognizes the progress we have made to embed sustainability in our business,” said Don Lindsay, President and CEO. “While we are pleased to again be appointed to the DJSI, we remain committed to continuing to enhance our sustainability performance.”

Teck’s DJSI rating improved over the previous year and was among the leaders in the mining category, as the company activated its sustainability strategy and set ambitious goals in the areas of community, water, ecosystems and biodiversity, energy, materials stewardship and people.

Teck first achieved a DJSI North America ranking in 2009, which reflected a position in the top 20 per cent in the resource industry in North America, and was first named to the Dow Jones Sustainability World Index in 2010.

Dow Jones contracts Sustainable Asset Management, an investment boutique focused on sustainability investing, to compile the DJSI. Launched in 1999, the DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria.

For more information on the DJSI, go to http://www.sustainability-indexes.com/

To view Teck’s 2011 Sustainability Report, go to http://www.teck.com/

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Senior Vice President, Sustainability & External Affairs
Tel.: 604.699.4616
E-mail: marcia.smith@teck.com

Chris Stannell
Senior Communications Specialist
Tel.: 604.699.4368
E-mail: chris.stannell@teck.com

Investor Contact: Greg Waller Vice President, Investor Relations and Strategic Analysis Tel.: 604.699.4014 E-mail: greg.waller@teck.com